FOR FURTHER INFORMATION:
INVESTOR RELATIONS INTL:
Haris Tajyar
Managing Partner
Ph: 818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
AUGUST 28, 2007
LJ INTERNATIONAL OPENS STORE AT MACAU’S VENETIAN
COMPANY’S ENZO UNIT GAINS KEY RETAIL SPACE
AT 3,000-UNIT HOTEL IN “ASIA’S LAS VEGAS”
HONG KONG and LOS ANGELES, August 28, 2007 — LJ International, Inc. (LJI) (NASDAQ: JADE), one of the fastest-growing jewelry companies in the world and, through its ENZO brand, the largest foreign jewelry retailer in China, today announced that its ENZO retail Division has opened a second Macau retail outlet, located at The Venetian® Macau, a 3,000-room resort hotel being built by Las Vegas Sands Corp. (NYSE: LVS). The opening represents the Company’s 66th ENZO retail store across China, including Hong Kong and Macau.
LJI Chairman and CEO Yu Chuan Yih said, “The boom in Macau presents a huge opportunity for retailers such as ENZO, and we are pleased that ENZO stores now occupy not just one but two of the best Macau locations. The addition of a major new outlet at the Venetian — one of the area’s most desired lodgings — places ENZO in a prime position to take full advantage of Macau’s overall growth in tourism, gaming and shopping activity.”
The new, 1,000-square-foot ENZO store at the Venetian, operating on a fixed 3-year lease, opened on Venetian’s Grand Opening date, August 28. It is located in the Grand Canal Shoppe, the flagship mall on Macau’s Cotai Strip, with some 350 specialty retail shops. Modeled on the famous European city of Venice, the 1-million square foot Grand Canal Shoppes is the central attraction of The Venetian Macau, allowing shoppers to experience the romance, ornate architecture, canals and gondola rides of the historic Italian city.
The 10.5 million square-foot Venetian Macau is part of the Las Vegas Sands’ massive new development in the Cotai Strip. The overall Cotai Strip project is designed to be the centerpiece of Macau tourism, with 16,000 guest rooms, world-class meeting and convention facilities, over 20,000 seats for live entertainment and 2 million square feet of retail venues.

Macau has earned the label “Asia’s Las Vegas” through rapid growth of its gaming and tourist industries. In addition to the Las Vegas Sands projects, it has also seen major investment by Las Vegas Sands’ leading competitor, Wynn Resorts, Ltd. (NASDAQ: WYNN), which has opened a $1 billion hotel-casino complex in the former Portuguese colony, the only location on the Chinese mainland where casino gambling is legal.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues and earnings. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world and in China, introduction of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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